UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response 14.5

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)

Mace Security International, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

554335208

(CUSIP Number)
Andrew E. Shapiro Lawndale Capital Management, LLC 591 Redwood Highway, Suite 2345 Mill Valley, CA 94941 415-389-8258	Christopher J. Rupright, Esq. Shartsis Friese LLP One Maritime Plaza, 18th Floor San Francisco, CA 94111 415-421-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 29, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Lawndale Capital Management, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) XX
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 1,572,278
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 1,572,278

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,572,278

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 9.6%

14. Type of Reporting Person (See Instructions)

OO, IA

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Andrew E. Shapiro

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) XX
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 1,572,278
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 1,572,278

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,572,278

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 9.6%

14. Type of Reporting Person (See Instructions)

IN

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Diamond A Partners, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ______
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 1,373,527
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 1,373,527

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,373,527

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 8.3%

14. Type of Reporting Person (See Instructions)

PN

Item 1. Security and Issuer

This statement relates to shares of Common Stock (the "Stock") of Mace Security International, Inc. (the "Issuer"). The principal executive office of the Issuer is located at 1000 Crawford Place, Suite 400, Mt. Laurel, NJ 08054.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a) Lawndale Capital Management, LLC ("Lawndale");
Andrew E. Shapiro ("Shapiro"); Diamond A Partners, L.P. ("DAP")
(collectively, the "Filers").

DAP is filing this statement jointly with the other Filers, but not as a member of a group and expressly disclaims membership in a group. Lawndale and Shapiro disclaim beneficial ownership of the Stock except to the extent of their respective pecuniary interests therein.

(b) The business address of the Filers is
591 Redwood Highway, Suite 2345, Mill Valley, CA 94941.

(c) Present principal occupation or employment of the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:
LCM is the investment adviser to and the general partner of DAP, which is an investment limited partnership. Shapiro is the sole manager of LCM.

(d) During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Shapiro is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:
Purchaser	Source of Funds	Amount
LCM	Funds under Management (1)	$3,811,265.64
DAP	Working Capital	$3,330,048.33

(1) Includes funds of DAP invested in Stock.

Item 4. Purpose of Transaction

As disclosed in its prior filings of Schedule 13D, the Filers ("Lawndale") sent letters (the "Prior Letters") to the Board of Mace Security International ("Mace" or the "Company"), which were attached as Exhibit B to Schedules 13D, Amendments No. 1 through No. 4, detailing Lawndale's concerns regarding several corporate governance issues including, but not limited to, what Lawndale believes to be insufficient independent composition and structuring of Mace's Board of Directors.

As disclosed in the Prior Letters and an August 31st letter sent by Lawndale to Mace's Board of Directors, summarized in greater detail below, (a copy of which is attached as Exhibit B hereto, and incorporated by reference in this filing) Lawndale has made a number of specific suggestions to Mace's management and directors in an effort to improve the Company's board and governance structures, including changes to the Board's composition and processes. As part of these efforts Lawndale has offered a variety of proposals designed to allay the Company' alleged concerns that Lawndale is seeking control of the Company, all of which have been rejected by the Company. At the same time, Lawndale believes that Mace Chairman & CEO, Louis Paolino, Jr. has sought to mischaracterize Lawndale's nominees and objectives to others, including wrongly claiming to the Nominating Committee that Lawndale is seeking control of the Company or that Lawndale's nominees are controlled by Lawndale. In fact, as disclosed in the Prior Letters, the August 31st letter, and in Lawndale's communications with the Company, Lawndale is seeking solely to improve the quality and role of the Company's independent directors, and has nominated individuals who are independent of Lawndale as well as highly qualified. To date, Louis Paolino, Jr. has claimed the Company's existing directors are unwilling to consider either expanding the Board to add additional independent directors or resigning from the Board to allow new independent directors to join the Board. Lawndale has requested the Nominating Committee independently review the independence and qualifications of its nominees and conduct future dialogue with Lawndale directly.

Lawndale's sole focus remains to enhance the Company's governance structure to enhance shareholder value, and if this goal can be achieved on a cooperative basis at reduced expense and distraction, Lawndale is anxious to do so and shall continue to pursue this objective. However, Lawndale is increasingly concerned that the only way necessary governance improvements can occur is through the means of a proxy contest.

In a letter dated June 15, 2007 (the "Seven Person Board Proposal") which was attached as Exhibit B to Schedule 13D, Amendment No. 3, Lawndale requested the addition of three new independent directors to comprise a minority of Mace's Board via a two-director expansion of the Board (from five to seven members) along with the departure from the Board of non-independent director, Matthew Paolino, Mace Vice President and brother of Chairman & CEO, Louis Paolino, Jr. These changes would result in a modified board composition consisting of the three legacy "independent" directors, the three new independent directors and one management member, Louis Paolino, Jr.

On August 29, 2007, Lawndale sent Mace a letter (a copy of which is attached as Exhibit C hereto, and incorporated by reference in this filing) in which Lawndale formally submitted the name and background information of an additional highly qualified individual, Philip Livingston, along with the required information for the three director nominees, whose names and biographical information were provided in Lawndale's June 15th letter to Mace's Nominating Committee for formal consideration. Biographical information on Mr. Livingston can be found at http://www.phillivingston.com/biography.htm . Lawndale believes that each of these independent nominees would add significant expertise and value to Mace's Board.

On August 31, 2007, following discussions with Louis Paolino, Jr., Lawndale sent Mace's Board of Directors a letter. In this letter, in addition to reiterating its Seven Person Board Proposal, Lawndale, in the spirit of compromise, offered an alternative proposal (the "Five Person Board Proposal") intended to also improve the independent composition and structure of Mace's Board. Lawndale's Five Person Board Proposal called for changes in the composition of Mace's Board whereby Matthew Paolino, as well as two of the incumbent "independent" directors, would be replaced by two of the highly qualified independent nominees submitted by Lawndale and a fourth independent director unanimously selected by the three independent directors (Mace's incumbent independent director and the two new independent directors). Under this scenario, four of the five Mace board members would be independent, and three of the five would be new to Mace's Board.

Lawndale believes, given the operating history and oversight experience of the nominees it submitted, either proposal it has made to Mace's Board would result in an improved Board composition and structure.

Lawndale continues to be in discussions with Mace's management and Board in an effort to resolve this matter in a constructive way and to avoid a proxy contest.

Lawndale has been and may continue to be in contact with Mace management, members of Mace's Board of Directors, other significant shareholders and others regarding these and additional steps that Mace could employ to maximize shareholder value.

Lawndale believes the public market value of Mace, currently trading below it's tangible book value, is undervalued by not adequately reflecting the value of Mace's assets and business divisions. Lawndale acquired the Stock solely for investment purposes, and Lawndale may from time to time buy or sell the Stock at its discretion.

Lawndale incorporates by reference its activities and discussions disclosed in its prior Schedules 13D to the extent not inconsistent with the discussion herein.

Item 5. Interest in Securities of the Issuer

The beneficial ownership of the Stock by each Filer at the date hereof is reflected on that Filer's cover page.

The Filers effected the following transactions in the Stock in open market transactions on the dates indicated, and such transactions are the only transactions in the Stock by the Filers since August 13, 2007:
Name	Purchase or Sale	Date	Number of Shares	Purchase Price

DAP	P	8/14/2007	9,900	2.04
LCM	P	8/14/2007	1,800	2.04
DAP	P	8/16/2007	1,891	1.91
LCM	P	8/16/2007	300	1.91
DAP	P	8/17/2007	4,041	2.00
LCM	P	8/17/2007	500	2.00
DAP	P	8/23/2007	2,400	2.03
LCM	P	8/23/2007	400	2.03
DAP	P	8/24/2007	3,700	2.05
LCM	P	8/24/2007	500	2.05
DAP	P	8/27/2007	3,301	2.05
LCM	P	8/27/2007	500	2.05
DAP	P	8/28/2007	6,600	2.08
LCM	P	8/28/2007	1,000	2.08
DAP	P	8/29/2007	800	2.10
DAP	P	8/30/2007	7,400	2.19
LCM	P	8/30/2007	1,174	2.19

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

LCM is the general partner of its clients pursuant to limited partnership agreements providing to LCM the authority, among other things, to invest the funds of such clients in Stock, to vote and dispose of Stock and to file this statement on behalf of such clients. Pursuant to such limited partnership agreements, the general partner of such clients is entitled to allocations based on assets under management and realized and unrealized gains.

Item 7. Material to Be Filed as Exhibits

Exhibit A: Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Exhibit B: Letter from Lawndale Capital Management, LLC to Robert Kramer, Corporate Secretary of MACE dated August 31, 2007.

Exhibit C: Letter from Lawndale Capital Management, LLC to Robert Kramer, Corporate Secretary of MACE dated August 29, 2007.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 10, 2007
Lawndale Capital Management, LLC By: Andrew E. Shapiro, Manager	Diamond A Partners, L.P. By: Lawndale Capital Management, LLC General Partner By: Andrew E. Shapiro, Manager
Andrew E. Shapiro

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of Mace Security International, Inc. For that purpose, the undersigned hereby constitute and appoint Lawndale Capital Management, LLC as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: July 26, 2006
Lawndale Capital Management, LLC By: Andrew E. Shapiro, Manager	Diamond A Partners, L.P. By: Lawndale Capital Management, LLC General Partner By: Andrew E. Shapiro, Manager
Andrew E. Shapiro

EXHIBIT B

Andrew Shapiro

President

August 31, 2007

Mr. Robert M. Kramer

Corporate Secretary

Mace Security International, Inc.

1000 Crawford Place, Suite 400

Mt. Laurel, NJ 08054

To the Board Members of Mace:

As you know, Lawndale Capital Management, LLC, through the funds it manages, remains Mace's largest shareholder, now owning more than 9.5% of Mace's stock. With this week's nomination of Phil Livingston, we have formally submitted nominations for four of the five seats on Mace's board of directors. As we have made clear in our prior correspondence, we have done this because we believe the Company's poor corporate governance has resulted in Mace's dismal performance, and because Mace's current independent directors are not providing the type of oversight and leadership necessary to fix this Company.

At the same time, and as we have also made clear, we remain interested in working constructively with Mace's management and board to see if mutually agreed upon changes to the Board can be made that could potentially improve Mace's governance and performance without the need for a contested election. In this regard, and as you will recall, more than two months ago, on June 15, 2007 we submitted for the consideration by Mace's Nominating Committee the resumes of three qualified and truly independent individuals to be appointed to Mace's board. These individuals would provide the type of leadership, experience and oversight that Mace clearly needs.

In yet one more effort to reach an accommodation with you, and avoid the costs and distraction, which inevitably arise in any contested election, we would again like to propose a compromise to help immediately improve Mace's board and governance. Specifically, and based upon our conversation with Lou Paolino, we hereby offer two proposals in an effort to resolve this matter short of a contested election.

The proposals are as follows:

1. As outlined in our June 15 letter, Mace immediately expand its board to seven members (retaining all of Mace's existing "Independent" directors, Messrs Alsentzer, Papadakis and Segal) by simply replacing Matthew Paolino, the brother of Mace's CEO with the appointment of three of our four nominees. We believe that a board comprised of six independent directors, including the highly qualified individuals we have found for Mace, would immediately improve the governance, oversight and experience of Mace's board, and lead to substantially improved shareholder value.

2. In the event Mace is unwilling to expand the size of its board from five to seven, we are willing, in the spirit of compromise, to consider modifying our earlier proposals to adapt to a five person board. However in recognition of the small size of the board and the corresponding risks that come as a result of this, we believe that the board must be significantly restructured. Accordingly, at a minimum under this scenario Matthew Paolino as well as two other directors would have to immediately resign from the board, to be replaced by two of the four Lawndale nominees. Lou and I discussed the fourth independent director might be selected by mutual agreement. In the spirit of compromise, to achieve an independent yet mutually agreed upon fourth director, we propose that the three independent directors (Mace's incumbent independent director and two of the Lawndale nominees) be required to unanimously select the fourth director. Under this scenario, four of the five Mace board members would be independent, and three of the five would be new to the board. We think that, given the operating history and oversight experience of the Lawndale nominees and the skills likely to be found in the remaining mutually agreed upon new director, this type of board can also work to significantly improve shareholder value almost as well as our original and more favored seven person board proposal.

Since this compromise proposal for a five person board only includes two of our four nominees and Lou and I both agree that Dennis Raefield, the experienced security products industry executive we have nominated, could help address an obvious need for this Board and the Company, I wanted to remind the Board that all of our other nominees have substantial experience to qualify as "financial experts" and have chaired public company audit committees. Thus, Mace can remain compliant with regulatory and listing requirements in the event Audit Committee Chairman Burt Segal is one of the directors resigning from the Board.

Please note that the purpose of this letter is to make one more effort to resolve this matter prior to the commencement of a distracting and expensive proxy contest. As Mace's largest shareholder it gives us no pleasure to run a proxy contest during which the Company will inevitably waste valuable shareholder resources. However, the board's poor governance and oversight--which has contributed to the Company's poor performance--cannot be ignored any longer. If we cannot reach agreement we will continue our effort to change the entire board, and we fully believe we will be successful.

Lou has said that the ultimate decision on these proposals is up to Mace's independent directors. If that is the case then we request that a Board representative contact us as soon as possible to discuss this matter expeditiously. We are making this offer at this time because we believe it is in the best interests of the Company and its shareholders to resolve these issues as soon as possible, and in a constructive manner. We hope you agree, and will quickly work with us to improve Mace's governance and performance.

We await your prompt reply.

Sincerely,

Andrew Shapiro

President

EXHIBIT C

LAWNDALE CAPITAL MANAGEMENT, LLC

DIAMOND A PARTNERS, L.P.

DIAMOND A INVESTORS, L.P.

591 Redwood Highway, Suite 2345

Mill Valley, CA 94941

August 29, 2007

VIA OVERNIGHT COURIER

Mace Security International, Inc.

1000 Crawford Place, Suite 400

Mt. Laurel, NJ 08054

Attention: Robert M. Kramer, Secretary

RE: Nominee Recommendations

Dear Mr. Kramer:

The undersigned stockholders of Mace Security International, Inc., a Delaware corporation (the "Company"), hereby recommend, pursuant to the Company's Corporate Governance Guidelines, that Phil Livingston, Gene Davis, Gerald LaFlamme and Dennis Raefield be nominated to stand for election to the Company's Board of Directors (the "Board") at the Company's 2007 annual meeting of stockholders.

We are proponents of independent outside directors serving on the boards of our portfolio companies and believe that each of the recommended nominees will add significant expertise and value to the Board. Enclosed for the consideration of the Company's Nominating Committee (the "Nominating Committee") is biographical information for each of the recommended nominees along with other supporting materials.

We believe that this notice complies in all respects with applicable provisions of the Company's Corporate Governance Guidelines. If the Company believes this notice is incomplete or otherwise deficient in any respect, we request that the Company contact us immediately so that we may promptly address any alleged deficiencies.

Kindly distribute this letter to all of the members of the Nominating Committee and acknowledge receipt of this letter by signing and dating the enclosed copy of this letter and returning the same to the undersigned in the enclosed envelope.

We welcome any further discussion or questions regarding any of these recommendations at your convenience.

Very truly yours,

LAWNDALE CAPITAL MANAGEMENT, LLC

By: ____________________________________

Print Name: Andrew E Shapiro

Title: Managing Member

DIAMOND A PARTNERS, L.P.

By: ____________________________________

Print Name: Andrew E Shapiro

Title: Managing Member of Lawndale Capital Management LLC,

the General Partner of Diamond A Partners, L.P.

DIAMOND A INVESTORS, L.P.

By: ____________________________________

Print Name: Andrew E Shapiro

Title: Managing Member of Lawndale Capital Management LLC,

the General Partner of Diamond A Investors, L.P.

RECEIPT ACKNOWLEDGED ON AUGUST ___, 2007

MACE SECURITY INTERNATIONAL, INC.

By:

Name: Robert M. Kramer

Title: Secretary

3693\024\CRUPRIGHT\1457864.1